UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

Current Report Pursuant To Regulation A

Date of Report: February 12, 2020

(Date of earliest event reported)

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 S. Broadway, Suite 600
Los Angeles, CA	90013
(Address of principal executive offices	(Zip Code)

(888) 246-7163
Registrant’s telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock (Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On February 12, 2020, Denim.LA, Inc. (“Denim”) entered into an Agreement and Plan of Merger (the "Merger Agreement") by and between Bailey 44, LLC, a Delaware limited liability company ("Bailey"), Norwest Venture Partners XI, LP, a Delaware limited partnership (“NVP XI”), and Norwest Venture Partners XII, LP, a Delaware limited partnership (“NVP XII”, each of NVP XI and NVP XII known herein as a “Holder” and together the “Holders”), on the one hand, and the issuer, and Denim.LA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the issuer (“Merger Sub”), on the other hand to effect the merger of Merger Sub with and into Bailey (the “Merger”). Upon the consummation of the Merger (the “Effective Time”), which occurred on the date of the Merger Agreement, Merger Sub ceased to exist and Bailey was the entity surviving the Merger.

Prior to the Merger, Bailey had (a) membership interests consisting of Preferred Units, Common Units and Performance Units (collectively, the “Membership Units”) outstanding and (b) entered into certain Phantom Performance Unit Agreements (the “Phantom Performance Units”). All Preferred Units were held by the Holders. As a result of the Merger, (A) each Preferred Unit issued and outstanding immediately prior to the Effective Time of the Merger was converted (and when so converted, was automatically cancelled and retired and ceased to exist) in exchange for the right to receive a portion of (i) an aggregate of twenty million seven hundred fifty four thousand seven hundred seventeen (20,754,717) newly issued shares of Series B Preferred Stock, par value $0.001 per share, of Denim (the “Parent Stock”) and (ii) a promissory note in the principal amount of $4,500,000, (B) all other Membership Units other than the Preferred Units as well as all Phantom Performance Units were cancelled and no consideration was delivered in exchange therefor, and (C) Bailey became the wholly-owned subsidiary of Denim.

Of the shares of Parent Stock issued in connection with the Merger, sixteen million six hundred three thousand seven hundred seventy three (16,603,773) shares were delivered on the effective date of the Merger (the “Initial Shares”) and four million one hundred fifty thousand nine hundred forty four (4,150,944) shares were held back solely, and only to the extent necessary, to satisfy any indemnification obligations of Bailey or the Holders pursuant to the terms of the Merger Agreement (the “Holdback Shares”).

Denim agreed that if at that date which is one year from the closing date of Denim’s initial public offering, the product of the number of shares of Parent Stock issued under the Merger Agreement multiplied by the sum of the closing price per share of the common stock of Denim on such date as quoted on Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be, plus Sold Parent Stock Gross Proceeds (as that term is defined in the Merger Agreement) does not exceed the sum of Eleven Million Dollars ($11,000,000) less the value of any Holdback Shares cancelled further to the indemnification provisions of the Merger Agreement, then Denim shall issue to the Holders pro rata an additional aggregate number of shares of common stock of Denim equal to the valuation shortfall at a per share price equal to the then closing price per share of the common stock of Denim as quoted on the Nasdaq, the New York Stock Exchange or other stock exchange or interdealer quotation system, as the case may be. Concurrently, Denim will cause an equivalent number of shares of common stock or common stock equivalents held by affiliated stockholders of Denim prior to the date of the Merger Agreement to be cancelled pro rata in proportion to the number of shares of common stock of Denim held by each of them.

In addition, Denim agreed that at all times from the date of the Merger Agreement until the date immediately preceding the effective date of Denim’s initial public offering, in no event will the number of shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis. Denim agreed that in the event that, at any time prior to the date immediately preceding the effective date of Denim’s initial public offering, the shares of Parent Stock issued pursuant to the Merger Agreement represent less than 9.1% of the outstanding capital stock of Denim on a fully-diluted basis, Denim shall promptly issue new certificates evidencing additional shares of Parent Stock to the Holders such that the total number of shares of Parent Stock issued pursuant to Denim’s Merger Agreement is not less than 9.1% of Denim’s the outstanding capital stock on a fully-diluted basis as of such date.

Item 8. Certain Unregistered Sales of Equity Securities

As further described above in Item 1 above, in connection with the Merger, Denim agreed to issue the Holders an aggregate of twenty million seven hundred fifty four thousand seven hundred seventeen (20,754,717) newly issued shares of Series B Preferred Stock, par value $0.001 per share, of Denim (the “Parent Stock”). Of the shares of Parent Stock issued in connection with the Merger, sixteen million six hundred three thousand seven hundred seventy three (16,603,773) shares were delivered on the Effective Date of the Merger and four million one hundred fifty thousand nine hundred forty four (4,150,944) shares were held back solely, and only to the extent necessary, to satisfy any indemnification obligations of Bailey or the Holders pursuant to the terms of the Merger Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By:	/s/ John “Hil” Davis

Hil Davis, Chief Executive Officer

Date: February 13, 2020

Exhibit Index

Exhibit No.	Description

7.1

Agreement and Plan of Merger dated February 12, 2020 by and between Bailey 44, LLC, a Delaware limited liability company, Norwest Venture Partners XI, LP, a Delaware limited partnership, and Norwest Venture Partners XII, LP, a Delaware limited partnership, on the one hand, and Denim.LA, Inc., a Delaware corporation, and Denim.LA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Denim.LA, Inc., on the other hand. (Schedules and exhibits have been omitted. The issuer hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.)